United States securities and exchange commission logo





                         February 7, 2022

       James Darrell Thomas
       Vice President, Treasurer and Assistant Secretary
       Harley-Davidson Customer Funding Corp.
       9850 Double R Boulevard
       Reno, Nevada 89521

                                                        Re: Harley-Davidson
Customer Funding Corp.
                                                            Registration
Statement on Form SF-3
                                                            Filed February 2,
2022
                                                            File No. 333-262475

       Dear Mr. Thomas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance